# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM C/A

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of issuer*
AFFL Associates, Inc.

*Legal status of issuer*

    ***Form***
    Corporation

    ***Jurisdiction of Incorporation/Organization***
    Delaware

    ***Date of organization***
    October 19, 2016

*Physical address of issuer*
1350 Avenue of the Americas, Suite 2010, NY, NY 10019

*Website of issuer*
https://www.affl.com

*Name of intermediary through which the offering will be conducted*
SI Securities, LLC

*CIK number of intermediary*
0001603038

*SEC file number of intermediary*
008-69440

*CRD number, if applicable, of intermediary*
170937

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering*
7.5% of the amount raised

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest***
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

***Type of security offered***
Series A-2 Preferred Stock

***Target number of Securities to be offered***
30,865

***Price (or method for determining price)***
$0.81

***Target offering amount***
$25,000

***Oversubscriptions accepted:***
☑ Yes
☐ No

***Oversubscriptions will be allocated:***
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

***Maximum offering amount (if different from target offering amount)***
$5,000,000

***Deadline to reach the target offering amount***
December 4, 2021

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current number of employees***
2

|  | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $ 635,582 | $ 256,306 |
| **Cash & Cash Equivalents** | $ 338,558 | $14,983 |
| **Accounts Receivable** | $0 | $0 |
| **Short-term Debt** | $1,325,895 | $2,442,659 |
| **Long-term Debt** | $ 4,800,000 | $4,892,600 |
| **Revenues/Sales** | $8,184 | $13,413 |
| **Cost of Goods Sold** | $2,870 | $1,400,002 |
| **Taxes Paid** | $0 | $0 |
| **Net Income** | $(7,986,953) | $(6,120,313) |

*The jurisdictions in which the issuer intends to offer the Securities:*
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**EXHIBITS**
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

# EXHIBIT A
# OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
# (EXHIBIT A TO FORM C/A)
# August 12, 2021

## AFFL Associates, Inc.



## Up to $5,000,000 of Series A-2 Preferred Stock

**This Form C Amendment is being filed is to replace the Company's company certified financial statements with audited financial statements. This Amendment also increases the Maximum Offering Amount under Reg CF to $5,000,000 from $107,000. The Company has also filed a Certificate of Conversion to convert from a Delaware LLC to a Delaware Corporation. Additionally, the share price has been amended from $1.00 to $0.81. This Form C Amendment is also providing notification that the Company intends to conduct an early completion of their Combined Offerings per the date specified below. Additionally, in August 2021, the Company entered into a Bridge Loan totaling $825,000. The details of this transaction can be found on pages 9 and 14. Finally, the company has amended the Deadline to reach the target offering amount from June 25, 2022 to December 4, 2021**

AFFL Associates, Inc. ("AFFL", the "Company," "we," "us", or "our"), is offering up to $5,000,000 worth of Series A-2 Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 4, 2021. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $375,000 under the Combined Offerings (the "Closing Amount") by December 4, 2021, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by November 19, 2021, will be permitted to increase their subscription amount at any time on or before December 4, 2021, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after November 19, 2021. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $5,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 4, 2021, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Ongoing Reporting**

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at https://www.affl.com/investors.
The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

**Updates**

Updates on the status of this Offering may be found at: https://www.seedinvest.com/affl

**About this Form C/A**
You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**SUMMARY**

**The Business**
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C/A and the Exhibits hereto in their entirety.

AFFL Associates, LLC ("the Company") was formed on October 19, 2016 under the laws of the State of Delaware, and is headquartered in New York, NY. On July 30, 2021 AFFL Associates, LLC was converted into AFFL Associates, Inc.

The Company is located at 1350 Avenue of the Americas, Suite 2010, NY, NY 10019.

The Company's website is https://www.affl.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/affl and is attached as Exhibit C to the Form C/A of which this Offering Memorandum forms a part.

**The Offering**

| | |
|---|---|
| **Minimum amount of Series A-2 Preferred Stock being offered** | $25,000 |
| **Maximum amount of Series A-2 Preferred Stock** | $5,000,000 |
| **Purchase price per Security** | $0.81 |
| **Minimum investment amount per investor** | $1,000 |
| **Offering deadline** | December 4, 2021 |

| Use of proceeds | See the description of the use of proceeds on page 11 hereof. |
|---|---|
| **Voting Rights** | See the description of the voting rights on pages 16, 17, and 18. |

**RISK FACTORS**

*The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

**Risks Related to the Company's Business and Industry**

***The development and commercialization of the Company's products and services are highly competitive.*** It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The sports entertainment market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

***The Company's expenses will significantly increase as they seek to execute their current business model.*** Although the Company estimates that it has enough runway until the end of July, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

***The Company projects aggressive growth in 2022.*** If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

***The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets.*** The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

***The financial statements include a "going concern" note.*** As shown in the accompanying financial statements, the Company incurred a net loss of $1,881,740 during the year ended December 31, 2020, and as of that date, the Company's net deficit was $7,986,953. In addition, the Company had a cash flow deficit from operating activities of $709,275. Those factors create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. The Company's management has evaluated these conditions and has proposed a plan to improve their cash flows by starting their regular business operations and raising additional financing. The ability of the Company to continue as a going concern and meet its obligations as they become due may be precluded by their inability to raise capital. The financial statements do not include any adjustments that might be necessary if the CCompany is unable to continue as a going concern.

***The Company has outstanding liabilities.*** The Company was granted a loan from the Small Business Administration ("SBA") in the amount of $92,600 pursuant to the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act was enacted March 27, 2020. The loan was forgiven in full, including accrued interest thereon, on March 21, 2021. The SBA has six years to review the Company's forgiveness calculation. On February 9, 2021, the Company was granted the second PPP loan in the amount of $126,465. The Company expects that it will be fully forgiven according to the current legal regulations.

Beginning in July 2018, the Company entered into credit agreements to issue unsecured convertible notes (the "2018 Notes"). Upon issuance, the 2018 Notes had a stated interest rate of 1.5% per month (18% per annum). In January 2019, the 2018 Notes were amended to increase the interest rate to 2% per month (24% per annum).

Beginning in March 2019, the Company entered into credit agreements to issue unsecured convertible notes (the "2019 Notes"). Upon issuance, the 2019 Notes had a stated interest rate of 2% per month (24% per annum). Interest on the 2018 Notes and the 2019 Notes (collectively referred to herein as the "Convertible Notes") is payable monthly in arrears and is not payable in cash; rather, all interest is payable in the form of warrants exercisable into Preferred Stock of the Company. The number of warrants accruing each month is based on the value of the interest owed by the Company divided by the price of the Preferred Stock at the end of each month. As of December 31, 2020 and 2019, accrued interest in the amount of $2,049,941 and $1,089,941 related to 7,467,804 and 3,143,484 Preferred Stock on an as converted basis, respectively, were not yet issued related to the 2018 Notes. As of December 31, 2020 and 2019, accrued interest in the amount of $330,602 and $138,602 related to 1,425,297 and 560,445 Preferred Stock on an as converted basis, respectively, were not yet issued related to the 2019 Notes.

At the option of each lender, the Convertible Notes may be converted into Preferred Stock on January 1, 2022 or any date thereafter so long as the aggregate outstanding principal amount of the Convertible Notes exceeds zero. Each lender also may convert the aggregate principal balance of the Convertible Notes to Preferred Stock in lieu of receipt of a prepayment of principal from the Company. The conversion rate is 0.72 Preferred Stock per dollar of outstanding principal of the Convertible Notes. The Convertible Notes mature on December 31, 2024 with no principal payments due prior to maturity.

As of December 31, 2020 and 2019, the Company had outstanding debt under the 2018 Notes of $3,136,000. As of December 31, 2020 and 2019, the Company had outstanding debt under the 2019 Notes of $1,664,000.

Between November 2019 and November 2020 the Company entered into SAFE agreements (Simple Agreement for Future Equity) totaling $863,000 in exchange for payments ranging from $2,500 to $500,000 from various individuals and a partnership. The SAFE agreements have no maturity date and bear no interest. The agreements provide the investors with right to future equity in the Company under terms of the agreements. The SAFE agreements become convertible into Company's Preferred Stock at a 40% discount to the offering price per unit, subject to a valuation cap of $10,000,000 on the fully diluted capitalization of the Company, in the event of a qualified equity financing, which the agreements define as any transaction or series of transactions in which the Company issues units at a fixed pre-money valuation with the purpose of raising capital. Other events that would trigger termination of the agreements include liquidity and dissolution. If there is a liquidity event the investors, at their option, will either receive a cash payment equal to the remaining unpaid purchase amount divided by the liquidity price, or automatically receive from the Company the number of Common Units equal to the purchase amount divided by the fair market value of the Common Unit at the time of the liquidity event. In the event of a dissolution, the Company would pay the investors the purchase amount immediately before or concurrent with the dissolution process.

In April 2021 $863,000 of SAFE investments were converted into Preferred Stock.

In August 2021, the Company entered a Bridge Loan totaling $825,000. The loan's maturity date is December 31, 2024 and has a stated interest rate of 3% annually. The loan is convertible at the price of the Series A-2 Preferred Stock beginning January 1, 2022. The loan holds a premium, the amount due at or before Maturity, or the amount that can be converted, is 110% of principal for Tranche 1 ($300,000) and 120% of Tranche 2 ($525,000), plus interest. Tranche I is to be prepaid back first; then Tranche II.

*The Company has conducted Related Party Transactions. As of December 31, 2020 and 2019, $2,300,000 of the Convertible Notes were held by related parties of the Company.*

*The Company does not have formal advisor agreements in place with all listed advisors.* Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous duties and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

*Not all of the key employees are currently working full time for the Company.* As a result, the CFO and General Counsel may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

**Risks Related to the Securities**

*The Series A-2 Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series A-2 Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.* You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A-2 Preferred Stock. Because the Series A-2 Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series A-2 Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series A-2 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series A-2 Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

*A majority of the Company is owned by a small number of owners.* Prior to the Offering the Company's current owners of 20% or more beneficially own up to 49.80% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

*Your ownership of the Series A-2 Preferred Stock may be subject to dilution.* Purchasers of Series A-2 Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series A-2 Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series A-2 Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series A-2 Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

*The Securities will be equity interests in the Company and will not constitute indebtedness.* The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

***There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.*** There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

***The Company does not anticipate paying any cash dividends for the foreseeable future.*** The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series A-2 Preferred Stock.

***Any valuation at this stage is difficult to assess.*** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

**BUSINESS**

**Description of the Business**

AFFL is the premier Flag Football organization in the world, offering Mens and Women's Professional events, youth leagues and content..

Flag Football is the fastest growing team sport in the US over the last ten years, now exceeding Lacrosse, Ice Hockey and Rugby combined in participation, according to the SFIA.  Five years ago tackle football exceeded flag football by 1M players. Today, flag exceeds tackle by 1.5M.  How can there be a sport that is already so big, and growing so quickly, that lacks the aspirational leagues that are so common in every other sport?

That's where we come in.  In our first two seasons, over 6,000 players representing over 600 teams registered to play. In both 2018 and 2019 the top 128 teams participated, playing all over the country and in Europe. Hundreds of talented amateurs were joined by some of the best to ever play in the NFL, including Mike Vick, Terrell Owens and Chad Ochocinco. Our Launch game has 2.8mm + YouTube views including over 750,000 completions of a 2 hour video. Our 11 games in 2018 on the NFL Network brought in over 1.1M viewers, leading to our current 2-year deal with CBS.

So many significant trends serve as tailwinds for our mission to bring Flag to the world: concerns about the safety of traditional football; the increasing value of sports franchises and sports content; the proliferation of digital distributors who desperately need content; the growth of fantasy; gamification and gambling; the increased identification of fans with individual starts as opposed to teams; the increased interest in Women's sports; and the continued organic growth of participation.

Flag is neither a replacement nor a criticism of the traditional game of tackle football.   The AFFL and Flag Football stand on their own, offering entertainment that appeals to the most prized demographic in media, the under-34 crowd. We are resonating with the new breed of sports fan that wants a new game, presented in an innovative way using cutting edge technology.

**Business Plan**

Our business model is comprised of multiple sources of growth and revenue:

- Sponsorships and Licensing
  - Corporate Partnerships, Merchandise, Youth League
- Media
  - Live Games, Storytelling Content, Social Media
- Live Events
  - Participation, Attendance, On-Site Revenue
- City-Based Pro Teams (Launch 2022)

**Litigation**
None.

**USE OF PROCEEDS**
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

*Offering Expenses*
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 48.50% of the proceeds, or $12,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.17% of the proceeds, or $38,125, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 7.70%of the proceeds, or $385,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

| Use of Proceeds | % if Target Amount Raised | % if Closing Amount Raised | % if Maximum Amount Raised |
|---|---|---|---|
| League Operations thru 2021; launch women's tournament | 100% | 100% | 0% |
| Repayment of bridge loans used for 2021 League Operations | 0% | 0% | 17% |
| League Operations and Introduction of City-Based Teams | 0% | 0% | 83% |

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

**DIRECTORS, OFFICERS, AND MANAGERS**

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years |
|---|---|---|
| Jeff Lewis | CEO - October 19, 2106 - Present | AFFL, CEO, October 19, 2106 - Present. Manage the day-to-day operations of the Company |
| Dom Curcio | Board Member - October 19, 2106 - Present | AFFL, Board Member, October 19, 2106 - Present. Oversee and manage the business and affairs of the Company. |

| | | |
|---|---|---|
| Andrew Siegel | Board Member - March, 3, 2021 - Present | AFFL, Board Member, March, 3, 2021 - Present. Oversee and manage the business and affairs of the Company.<br><br>Andrew Siegel manages TLI Bedrock LLC, the multi-strategy investment arm of a New York City family office |
| Ralph Greene | Board Member - March, 3, 2021 - Present | AFFL, Board Member, March, 3, 2021 - Present. Oversee and manage the business and affairs of the Company.<br><br>CCG founder and CEO, a company in the sports technology consulting space |
| Jonathan Meltzer | Board Member - March, 3, 2021 - Present | AFFL, Board Member, March, 3, 2021 - Present. Oversee and manage the business and affairs of the Company.<br><br>Senior Managing Director and Chief Operating Officer of Client Relationship Strategy at Pretium |

## CAPITALIZATION AND OWNERSHIP

### Capitalization

The Company has issued the following outstanding Securities:

| Type of security | Amount outstanding | Voting rights | How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering | Percentage ownership of the Company by the holders of such securities prior to the Offering | Other material terms |
|---|---|---|---|---|---|
| Common Shares | 9,461,122 | Yes | N/A | 84.84% | N/A |
| Preferred Stock | 1,690,168 | Yes | N/A | 15.16% | N/A |
| Options for Common | 5,156,442 | Yes if exercised | Dilute when exercised | 0% | N/A |
| Warrants for Common Shares | 147,682 | Yes if exercised | Dilute when exercised | 0% | N/A |
| Warrants for Series A-3 | 433,313 | Yes | Dilute if converted at any time | 0% | N/A |
| Series A-5 Units issuable on Debt Conversion | 6,666,664 | Yes when converted | Dilute when converted | 0% | N/A |

The Company has the following debt outstanding:

| Type of debt | Name of creditor | Amount outstanding | Interest rate and payment schedule | Describe any collateral or security | Maturity date |
|---|---|---|---|---|---|
| | | | | | |

| | | | | | |
|---|---|---|---|---|---|
| 2018 Notes | Noteholders | $3,136,000 | 24% ** | None | December 31, 2024 |
| 2019 Notes | Noteholders | $1,664,000 | 24% ** | None | December 31, 2024 |
| PPP Loan | SBA | $92,600 | 1% | None | February 4, 2026 |
| Bridge Loan | Noteholders | $825,000 | 3% | None | December 31, 2024 |

** Interest accrues in the form of warrants convertible into Series A Preferred Stock.

**Ownership**

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Number and type/class of security held | Percentage fully diluted ownership |
|---|---|---|
| Quadrant Management Inc | 1,906,359 common units<br>4,423,413Preferred Stock upon election to convert either its warrants or debt | 27.04% |
| Dom Curcio & Dayton Street LLC | 2,128,607 common units<br>567,959 Preferred Stock<br>2,014,782 Preferred Stock upon election to convert either its warrants or debt) | 20.13% |

FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.**

**Operations**

AFFL ASSOCIATES, INC. (the "Company") is an entertainment company presenting live events and content around the rapidly growing sport of Flag Football. The Company has intellectual property in the form of its trademarks and brand in addition to multiple patents both granted and pending. The Company's sources of revenue includes ticket sales, merchandise sales, food and beverage at live events, media rights, social media rights, advertising, sponsorship, and licensing.

During 2016 through 2019, the Company was in a pre-operating mode. 2020 plans were delayed due to COVID-19 restrictions that forced the Company to shut down all operations in March 2020.

The Company is a Delaware Corporation. The members' liability is limited to the amount of capital contributed and liabilities that are personally guaranteed.

**Liquidity and Capital Resources**
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $339,000 cash on hand as of Aug. 11, 2021, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

**Capital Expenditures and Other Obligations**
The Company does not intend to make any material capital expenditures in the future.

**Trends and Uncertainties**
After reviewing the discussion and presentation of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

**Valuation**
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $20,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

*Book Value* - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

*Earnings Approach* - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Previous Offering | Date of Previous Offering | Offering Exemption Relied Upon | Type of Securities Offered | Amount of Securities Sold | Use of Proceeds of the Previous Offering |
|---|---|---|---|---|---|
| Seed - 1 | Aug 1, 2017 | 506(b) | Common Equity | $2,664,063 | Business operations |
| Seed - 2 | Apr 15, 2018 | 506(b) | SAFE Note | $4,232,800 | Business operations |
| Seed - 3 | September 25, 2018 | 506(b) | Preferred Equity | $4,784,407 | Business operations |
| Seed - 4 | See footnote * | 506(b) | Convertible Note | $4,800,000 | Business operations |
| Seed - 5 | October 23, 2019 | 506(b) | Preferred Equity | $1,458,500 | Business operations |
| Seed - 6 | November 17, 2020 | 506(b) | SAFE Note | $863,500 | Business operations |
| Seed - 7 | June 28, 2021 | 506(b) | Common Equity | $1,500,065 | Business operations |

*$4,000,000 of the Convertible Debt was committed on July 23, 2018; 300,000 was committed March 22, 2019; $500,000 committed April 23, 2019.

**THE OFFERING AND THE SECURITIES**
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series A-2 Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $375,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

All subscriptions made via the online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the "Online Platform") will be processed via Regulation CF.

**Securities Sold Pursuant to Regulation D**
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series A-2 Preferred Stock to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering. For the avoidance of doubt, all subscriptions made outside of the Online Platform will be processed via Regulation D.

**Classes of securities of the Company**

**Common Stock**

*Dividend Rights*
Yes

*Voting Rights*

Yes

*Right to Receive Liquidation Distributions*
Yes, junior to any issued preferred stock.

*Rights and Preferences*
None

**Previously Issued Preferred Stock**

**Series A Preferred Stock**

*Dividend Rights*
Holders of Series A Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

*Voting Rights*
Series A Preferred Stockholders are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock.

*Right to Receive Liquidation Distributions*
In the event of our liquidation, dissolution, or winding up, holders of Series A Preferred will be entitled to receive the greater of 1 times the original issue price, less any prior distributions, or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series A Preferred Stock receive these distributions before any holders of common stock.

*Conversion Rights*
Series A Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. A majority of the Series A Preferred Holders may vote to convert all Preferred Stock into Common.

*Preemptive Rights.*

**Issuable Security in the Offering**

**Series A-2 Preferred Stock**

*Dividend Rights*
Holders of Series A-2 Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

*Right to Receive Liquidation Distributions*
In the event of our liquidation, dissolution, or winding up, holders of our Series A-2 Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series A-2 Preferred Stock receive these distributions before any holders of common stock.

*Conversion Rights*
The Series A-2 Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Holders of Series A-2 Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

**What it means to be a minority holder**
As an investor in Series A-2 Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

**Dilution**

Even once the Series A-2 Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Tax Matters**

**EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4)  , or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

As of December 31, 2020 and 2019, $1,700,000 of the Convertible Notes were held by related parties of the Company.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

**OTHER INFORMATION**

**Bad Actor Disclosure**
None.

**SEEDINVEST INVESTMENT PROCESS**

*Making an Investment in the Company*

**How does investing work?**
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series A-2 Preferred Stock. At that point, you will be an investor in the Company.

**SeedInvest Regulation CF rules regarding the investment process:**
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

**What will I need to complete my investment?**
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

**What is the difference between preferred equity and a convertible note?**
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

**How much can I invest?**
An investor that is not an accredited investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

**How can I (or the Company) cancel my investment?**
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

*After My Investment*

**What is my ongoing relationship with the Company?**
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C/A filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How do I keep track of this investment?**
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

**Can I get rid of my Securities after buying them?**
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jeff Lewis

_____

(Signature)

Jeff Lewis

_____

(Name)

CEO

_____

(Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Jeff Lewis

_____

(Signature)

Jeff Lewis

(Name)

CEO

(Title)

August 12, 2021

(Date)


/s/Dom Curcio

_____

(Signature)

Dom Curcio

(Name)

Board Member

(Title)

August 12, 2021

(Date)

/s/Andrew Siegel

_____

(Signature)

Andrew Siegel

(Name)

Board Member

(Title)

August 12, 2021

(Date)


/s/Ralph Greene

_____

(Signature)

Ralph Greene

(Name)

Board Member

(Title)

August 12, 2021

(Date)


/s/Jonathan Meltzer

_____

(Signature)

Jonathan Meltzer

(Name)

Board Member

(Title)

August 12, 2021

(Date)


***Instructions.***

1.        The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT B**
*Financials*

# AFFL ASSOCIATES, LLC

FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2020 AND 2019

**AFFL ASSOCIATES, LLC**

**YEARS ENDED DECEMBER 31, 2020 AND 2019**

CONTENTS



**INDEPENDENT AUDITOR'S REPORT**

July 13, 2021

To:     Board of Directors, AFFL ASSOCIATES, LLC

Re:     2020-2019 Financial Statement Audit


We have audited the accompanying financial statements of AFFL ASSOCIATES, LLC (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in members' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.


**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.


**Auditor's Responsibility**
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, changes in members' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

July 13, 2021

# AFFL ASSOCIATES LLC
## BALANCE SHEETS
## SEE INDEPENDENT AUDITOR'S REPORT
## AS OF DECEMBER 31, 2020 AND 2019

### ASSETS

|  | 2019 | 2020 |
|---|---|---|
| Current asset - cash | $ 14,983 | $ 338,558 |
| Property and equipment, net | 7,930 | 14,072 |
| Intangibles, net | 233,393 | 282,952 |
|  | $ 256,306 | $ 635,582 |

### LIABILITIES AND MEMBERS' DEFICIT

|  | 2019 | 2020 |
|---|---|---|
| **Current liabilities:** |  |  |
| Credit card payable | $ 46,401 | $ 37,715 |
| Accrued expenses | 15,715 | 59,637 |
| Accrued preferred units | 2,380,543 | 1,228,543 |
| Total current liabilities | 2,442,659 | 1,325,895 |
| **Long-term debt:** |  |  |
| Paycheck Protection Program loan | 92,600 | - |
| Convertible notes | 4,800,000 | 4,800,000 |
| Total long-term debt | 4,892,600 | 4,800,000 |
| **Other long-term liabilities:** |  |  |
| Advances against future investments | 45,000 | - |
| SAFE investments | 863,000 | 630,000 |
| Total other long-term liabilities | 908,000 | 630,000 |
| Members' deficit | (7,986,953) | (6,120,313) |
|  | $ 256,306 | $ 635,582 |

# AFFL ASSOCIATES LLC
## STATEMENTS OF OPERATIONS AND MEMBERS' DEFICIT
## SEE INDEPENDENT AUDITOR'S REPORT
## FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

| | 2020 | 2019 |
|---|---|---|
| Net sales | $ 8,184 | $ 13,413 |
| Cost of sales | 2,870 | 1,400,002 |
| Gross profit | 5,314 | (1,386,589) |
| Selling, general and administrative expenses | 735,054 | 2,209,330 |
| Loss from operations | (729,740) | (3,595,919) |
| Interest expense | 1,152,000 | 1,048,251 |
| Net loss | (1,881,740) | (4,644,170) |
| Members' deficit - beginning | (6,120,313) | (2,887,488) |
| Contributions | 15,100 | 1,411,345 |
| Members' deficit - end | $ (7,986,953) | $ (6,120,313) |

See accompanying notes which are integral to the financial statements

# AFFL ASSOCIATES LLC
## STATEMENTS OF CASH FLOWS
## SEE INDEPENDENT AUDITOR'S REPORT
## FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

|  | 2020 | 2019 |
|---|---|---|
| Cash flows from operating activities: |  |  |
| Net loss | $ (1,881,740) | $ (4,644,170) |
| Adjustments to reconcile net loss to net cash used in operating activities: |  |  |
| Depreciation and amortization | 55,701 | 8,965 |
| Credit card payable | 8,686 | 10,852 |
| Accrued expenses | (43,922) | (196,095) |
| Accrued preferred units | 1,152,000 | 1,048,251 |
| Net cash used in operating activities | (709,275) | (3,772,197) |
|  |  |  |
| Cash flows from investing activities: |  |  |
| Purchase of property and equipment | - | (4,416) |
|  |  |  |
| Cash flows from financing activities: |  |  |
| Proceeds from Paycheck Protection Program loan | 92,600 | - |
| Proceeds from convertible notes | - | 1,664,000 |
| Advances against future investments | 45,000 | - |
| Proceeds from SAFE investments | 233,000 | 630,000 |
| Proceeds from members' contributions | 15,100 | 1,411,345 |
| Net cash provided by financing activities | 385,700 | 3,705,345 |
|  |  |  |
| Net decrease in cash | (323,575) | (71,268) |
|  |  |  |
| Cash - beginning | 338,558 | 409,825 |
|  |  |  |
| Cash - end | $ 14,983 | $ 338,558 |

1.   **Summary of significant accounting policies:**

**Nature of business**

AFFL ASSOCIATES, LLC (the "Company") is an entertainment company presenting live events and content around the rapidly growing sport of Flag Football.  The Company has intellectual property in the form of its trademarks and brand in addition to multiple patents both granted and pending.  The Company's sources of revenue includes ticket sales, merchandise sales, food and beverage at live events, media rights, social media rights, advertising, sponsorship, and licensing.

During 2016 through 2019, the Company was in a pre-operating mode.  2020 plans were delayed due to COVID-19 restrictions that forced the Company to shut down all operations in March 2020.

The Company is a Delaware limited liability company.  The members' liability is limited to the amount of capital contributed and liabilities that are personally guaranteed.

**Use of estimates**

The presentation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

**Cash**

From time to time, the Company has deposits in excess of the FDIC insured amount of $250,000.  As of December 31, 2020, the bank balances were not in excess of the FDIC insured amount.

**Property and equipment**

Property and equipment are recorded at cost.  Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years.

**Intangible assets**

Intangible assets are recorded at cost.  Amortization is computed by amortizing in a straight line over the assets' estimated useful lives, which range from five to fifteen years.

**Marketing and brand development**

Marketing and brand development costs are charged to operations when incurred. Marketing and brand development costs for the years ended December 31, 2020 and 2019 were $105,140 and $570,959, respectively.

1. **Summary of significant accounting policies (continued):**

   **Income taxes**

   The Company is a limited liability company taxed as a partnership. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

   The Company files tax returns in the U.S. federal jurisdiction and in the state of New York. The Company has no open tax years prior to December 31, 2017.

   **Sales**

   Sales are recorded net of returns and allowances.

   **Subsequent events**

   The Company has evaluated subsequent events through June 4, 2021, the date the financial statements were available to be issued.

2. **Property and equipment**

   Property and equipment consist of the following at December 31:

   |  | 2020 | 2019 |
   |---|---|---|
   | Office equipment | $ 10,791 | $ 10,791 |
   | Furniture and equipment | 12,723 | 12,723 |
   |  | 23,514 | 23,514 |
   | Less: accumulated depreciation | 15,584 | 9,442 |
   |  | $ 7,930 | $ 14,072 |

   Depreciation expense for the years ended December 31, 2020 and 2019 was $6,142 and $4,670 respectively.

3. **Intangible assets**

Intangible assets consist of the following at December 31:

|  | 2020 | 2019 |
|---|---|---|
| Website and development costs | $    261,131 | $    261,131 |
| Trademarks | 29,619 | 29,619 |
|  | 290,750 | 290,750 |
| Less:  accumulated amortization | 57,357 | 7,798 |
|  | $    233,393 | $    282,952 |

Amortization expense for the years ended December 31, 2020 and 2019 was $49,559 and $4,295 respectively.

4. **Paycheck Protection Program loan**

The Company was granted a loan from the Small Business Administration ("SBA") in the amount of $92,600 pursuant to the Paycheck Protection Program ("PPP").  The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act was enacted March 27, 2020.  The loan was forgiven in full, including accrued interest thereon, on March 21, 2021.  The SBA has six years to review the Company's forgiveness calculation.

On February 9, 2021, the Company was granted the second PPP loan in the amount of $126,465. The Company expects that it will be fully forgiven according to the current legal regulations.

5. **Members' equity**

Members' equity consists of Common and Preferred Units.  Since inception, capital contributions net of issuance costs have consisted of $3,768,418 from Common Units members and $10,475,707 from Preferred Units members.  Prior to January 1, 2021, all Preferred Units were converted into Common Units.

Common and Preferred Unit membership interests have the same voting rights.  In the event of any liquidation, dissolution or winding up of the Company, the holders of the Preferred Units are entitled to receive an amount equal to its unreturned capital contributions prior to any distributions to Common Units holders.

6. **Convertible notes**

Beginning in July 2018, the Company entered into credit agreements to issue unsecured convertible notes (the "2018 Notes"). Upon issuance, the 2018 Notes had a stated interest rate of 1.5% per month (18% per annum). In January 2019, the 2018 Notes were amended to increase the interest rate to 2% per month (24% per annum).

Beginning in March 2019, the Company entered into credit agreements to issue unsecured convertible notes (the "2019 Notes"). Upon issuance, the 2019 Notes had a stated interest rate of 2% per month (24% per annum). Interest on the 2018 Notes and the 2019 Notes (collectively referred to herein as the "Convertible Notes") is payable monthly in arrears and is not payable in cash; rather, all interest is payable in the form of warrants exercisable into Preferred Units of the Company. The number of warrants accruing each month is based on the value of the interest owed by the Company divided by the price of the Preferred Units at the end of each month. As of December 31, 2020 and 2019, accrued interest in the amount of $2,049,941 and $1,089,941 related to 7,467,804 and 3,143,484 Preferred Units on an as converted basis, respectively, were not yet issued related to the 2018 Notes. As of December 31, 2020 and 2019, accrued interest in the amount of $330,602 and $138,602 related to 1,425,297 and 560,445 Preferred Units on an as converted basis, respectively, were not yet issued related to the 2019 Notes.

At the option of each lender, the Convertible Notes may be converted into Preferred Units on January 1, 2022 or any date thereafter so long as the aggregate outstanding principal amount of the Convertible Notes exceeds zero. Each lender also may convert the aggregate principal balance of the Convertible Notes to Preferred Units in lieu of receipt of a prepayment of principal from the Company. The conversion rate is 0.72 Preferred Units per dollar of outstanding principal of the Convertible Notes. The Convertible Notes mature on December 31, 2022 with no principal payments due prior to maturity.

As of December 31, 2020 and 2019, the Company had outstanding debt under the 2018 Notes of $3,136,000. As of December 31, 2020 and 2019, the Company had outstanding debt under the 2019 Notes of $1,664,000.

7. **SAFE investments**

   Between November 2019 and November 2020 the Company entered into SAFE agreements (Simple Agreement for Future Equity) totaling $863,000 in exchange for payments ranging from $2,500 to $500,000 from various individuals and a partnership. The SAFE agreements have no maturity date and bear no interest. The agreements provide the investors with right to future equity in the Company under terms of the agreements. The SAFE agreements become convertible into Company's Preferred Units at a 40% discount to the offering price per unit, subject to a valuation cap of $10,000,000 on the fully diluted capitalization of the Company, in the event of a qualified equity financing, which the agreements define as any transaction or series of transactions in which the Company issues units at a fixed pre-money valuation with the purpose of raising capital. Other events that would trigger termination of the agreements include liquidity and dissolution. If there is a liquidity event the investors, at their option, will either receive a cash payment equal to the remaining unpaid purchase amount divided by the liquidity price, or automatically receive from the Company the number of Common Units equal to the purchase amount divided by the fair market value of the Common Unit at the time of the liquidity event. In the event of a dissolution, the Company would pay the investors the purchase amount immediately before or concurrent with the dissolution process.

   In April 2021 $863,000 of SAFE investments were converted into Preferred Units.

8. **Related party transactions**

   As of December 31, 2020 and 2019, $1,700,000 of the Convertible Notes were held by related parties of the Company.

9. **Economic uncertainty related to the Pandemic of COVID-19**

   Beginning the first quarter of 2020, the coronavirus (COVID-19) spread throughout the United States. The Company was negatively impacted and had to shut down its operations throughout the full 2020. It is uncertain how the ongoing pandemic may affect the Company's operations in the future. It is possible that future events related to the pandemic may have an adverse impact on the Company's financial position, operations and cash-flow.

10. **Going concern**

As shown in the accompanying financial statements, the Company incurred a net loss of $1,881,740 during the year ended December 31, 2020, and as of that date, the Company's net deficit was $7,986,953. In addition, the Company had a cash flow deficit from operating activities of $709,275. Those factors create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. The Company's management has evaluated these conditions and has proposed a plan to improve their cash flows by starting their regular business operations and raising additional financing. The ability of the Company to continue as a going concern and meet its obligations as they become due may be precluded by their inability to raise capital. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

11. **Subsequent events**

*Reg CF Securities Offering*
The Company has commenced the reservation period for a securities offering exempt from registration under Regulation CF. The securities offering is listed with an approved and qualified funding portal and they will receive compensation for the listing commensurate with its standard terms. The Company expects to begin accepting investments upon filing these the required Form C with the US Securities and Exchange Commission.

*Management's Evaluation*
Management has evaluated subsequent events through July 13, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

**EXHIBIT C**
*PDF of SI Website*





AMERICAN
FLAG
FOOTBALL
LEAGUE
THE PREEMINENT PROFESSIONAL
FLAG FOOTBALL LEAGUE IN THE WORLD
INVESTOR PRESENTATION
DISCLAIMER:

# American Flag Football League

Flag football league building a community of fans and players across the U.S.

Edit Profile

Following

| $346,000 | $1,000 | $20,000,000 |
|---|---|---|
| Amount Reserved | Minimum | Pre-Money valuation |

INVEST IN AMERICAN FLAG FOOTBALL LEAGUE

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

DOWNLOAD

Website: https://www.affl.com

Share:

American Flag Football League is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

- Highlights
- Overview
- The Team
- Term Sheet
- Investor Perks
- Prior Rounds
- Market Landscape
- Risks & Disclosures
- Form C
- Data Room
- Updates
- 2 comments
- FAQs About Investing
- Contact SeedInvest

## Company Highlights

- Over 5B estimated press impressions including features in ESPN, Bleacher, Barstool, NBC, NY Times, WSJ, and Wired
- Prior NFL Partnership and NFL Network Deal for 2018 season
- Large Facebook Live following with over 1.7M views across the 2019 finals
- Multiyear deal with CBS Sports to begin broadcasting games this fall
- Partnership with USA Football for USA Mens and Womens National Teams

## Fundraise Highlights

- Total Round Size: US $5,000,000
- Raise Description: Series A
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money valuation : US $20,000,000
- Target Minimum Raise Amount: US $375,000
- Offering Type: Side by Side Offering

Flag football is a sport of breathtaking skill and thrills. The AFFL is uniting a worldwide community of players and fans around their shared values in this rapidly growing game, one of the largest participation sports for our youth, men & women.

Flag Football is the fastest growing team sport in the US over the last ten years, now exceeding Lacrosse, Ice Hockey and Rugby combined in participation, according to the SFIA. Five years ago tackle football exceeded flag football by 1M players. Today flag exceeds tackle by 1.5M. How can there be a sport that is already so big, and growing so quickly, but lacks the aspirational league that is so common in every other sport?

That's where we come in. In our first two seasons, over 6,000 players representing over 600 teams registered to play. In both 2018 and 2019, the top 128 teams participated and played all over the country and in Europe. Hundreds of talented amateurs were joined by some of the best to ever play in the NFL, including Mike Vick, Terrell Owens and Chad Ochocinco. Our Launch game has 2.8mm+ YouTube views, including over 715,000 completions of a 2 hour video. Our 11 games in 2018 on the NFL Network brought in 1.1M viewers, leading to our current 2-year deal with CBS.

So many significant trends serve as tailwinds for our mission to bring Flag to the world: concerns about the safety of traditional football, the increasing value of sports franchises and sports content, the proliferation of digital distributors who desperately need content, the growth of fantasy, gamification and gambling, the increased identification of fans with individual stars as opposed to teams, the increased interest in Women's sports, and the continued organic growth of participation.

Flag is neither a replacement nor a criticism of the traditional game of tackle football.   The AFFL and Flag Football stand on our own, offering entertainment that appeals to the most prized demographic in media, the under-34 crowd. We are resonating with the new breed of sports fan that wants a new game, presented in an innovative way using cutting edge technology.

Gallery



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**Public Overview Video.**

## The Team

### Founders and Officers



**Jeff Lewis**
FOUNDER & CEO

30+ years of Wall Street hedge fund and portfolio management experience. Avid Football fan and Flag Football coach.



**Kate Carney**
GENERAL COUNSEL

Kate Carney is an experienced business consultant, lawyer and strategic advisor. Today she works with startups, from formation to exit. Kate has broad corporate experience, including mergers & acquisitions, equity structures, financing arrangements, securities law, commercial contracts, and strategic partnerships. She is an expert in corporate governance best practices and has counseled CEOs, founders, corporate directors, and investors with respect to a range of board matters, crisis response and reputational risk, and stakeholder engagement.

She has 16+ years of legal experience. Previously, she worked with corporate and hedge fund clients, including as General Counsel of a $6bn hedge fund.





**Michelle Roque**
HEAD OF MARKETING & SOCIAL

Michelle has played flag football her entire life. After a few flag videos went viral she was recruited to play on the U.S. National Team. In 2018, She helped her team win their First Gold medal. With millions of views on her videos, she continues to lead as a role model for kids and women around the world.



**Barry Pincus**
CFO

Barry Pincus, CPA, is a strategic and operations executive who specializes in content and the intersection of content and technology. He has over 35 years of experience working for some of the most significant media and entertainment brands including the New York Yankees, Martha Stewart Living Omnimedia and Maxim magazine. He has assisted ventures in raising over $15 million in capital, and helped companies increase both the bottom and top line. Barry has been a trusted advisor with respect to corporate governance, cost management, process engineering and digital transformation while building brands and brand equity.

Key Team Members

 **John Meltzer**           **Andrew Siegel**           **Ralph Greene**

 **Dom Curcio**

Notable Advisors & Investors

 **Michael Griffin**           **Isaiah Kacyvenski**           **Danny Wuerffel**

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

## Fundraising Description

| | |
|---|---|
| Round type: | Series A |
| Round size: | US $5,000,000 |
| Minimum investment: | US $1,000 |
| Target Minimum: | US $375,000 |

## Key Terms

| | |
|---|---|
| Security Type: | Preferred Equity |
| Pre-Money valuation: | US $20,000,000 |

## Additional Terms

| | |
|---|---|
| Closing conditions: | While AFFL Associates, LLC has set an overall target minimum of US $375,000 for the round, AFFL Associates, LLC must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to AFFL Associates, LLC's Form C. |
| Regulation CF cap: | While AFFL Associates, LLC is offering up to US $5,000,000 worth of securities in its Series A, only up to US $107,000 of that amount may be raised through Regulation CF. |
| Transfer restrictions: | Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. |

## Use of Proceeds



If Minimum Amount Is Raised

If Maximum Amount Is Raised

● League Operations thru...  ● League Operations and …

## Investor Perks

### All Investors

All Investors will have the exclusive right to shop in our Owners' Club store.  Merchandise, memorabilia and experiences not available to the general public, including small production unique items,  will be available in the store.

Any investor who wants to participate in AFFL events will receive 25% off on entry fees in perpetuity for either Youth Leagues or Adult tournaments and can request 2 free tickets to one live game per year, starting in 2022.

Tier 1

Investors of $1,500-$2,499 will receive a $50 credit toward purchases in the Owners' Club Store.

Tier 2

Investors of $2,500- $4,999 will receive a $100 credit toward purchase in the Owners' Club Store.

Tier 3:

Investors of $5,000-$9,999 will receive a $250 credit toward purchases in the Owners' Club Store.

Tier 4

Investors of $10,000-$24,999 will receive a $500 credit toward purchases in the Owners' Club Store.

Tier 5

Investors of over $25,000 will be invited with a guest to our fan-free Men's and Women's Finals in Houston this August for a unique behind-the-scenes VIP experience, including access to the field and production facilities. They will also receive a $1,000 credit in the Owners' Club Store.

Tier 6

In addition to the $1,000 credit in the Owners' Club Store, Investors over $50,000 will have the opportunity to wave their Magic Wand and grant a lucky young person a summer internship with the AFFL in the next four years.

**Any investor who makes a reservation and invests for the amount of their reservation will receive the Owners' Club credit for the next highest tier.**

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

## Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of American Flag Football League's prior rounds by year.



$40000000
$30000000
$20000000
$10000000
$0
Other Seed - 1 (Common)
Other Seed - 2 (SAFE)
Other Seed - 3 (Preferred)
Other Seed - 4 (Convertible)
Other Seed - 5 (Preferred)
Other Seed - 6 (SAFE)
Other Seed - 7 (Common)
Current Series A (Preferred)


This chart does not represent guarantees of future valuation growth and/or declines.

Seed - 1

Seed - 2

| | | | | |
|---|---|---|---|---|
| Round Size | US $2,664,063 | | Round Size | US $4,232,800 |
| Closed Date | Aug 1, 2017 | | Closed Date | Apr 15, 2018 |
| Security Type | Common Equity | | Security Type | SAFE Note |
| Pre-Money valuation | US $2,500,000 | | Valuation Cap | US $20,000,000 |

### Seed - 3

| | |
|---|---|
| Round Size | US $4,784,407 |
| Closed Date | Nov 15, 2018 |
| Security Type | Preferred Equity |
| Pre-Money valuation | US $35,000,000 |

### Seed - 4

| | |
|---|---|
| Round Size | US $4,800,000 |
| Closed Date | Apr 15, 2019 |
| Security Type | Convertible Note |
| Valuation Cap | US $16,900,000 |

### Seed - 5

| | |
|---|---|
| Round Size | US $1,458,500 |
| Closed Date | May 15, 2019 |
| Security Type | Preferred Equity |
| Pre-Money valuation | US $10,000,000 |

### Seed - 6

| | |
|---|---|
| Round Size | US $863,500 |
| Closed Date | Jan 15, 2020 |
| Security Type | SAFE Note |
| Valuation Cap | US $10,000,000 |

### Seed - 7

| | |
|---|---|
| Round Size | US $1,498,815 |
| Closed Date | Dec 28, 2020 |
| Security Type | Common Equity |
| Pre-Money valuation | US $1,500,000 |

## Market Landscape



Total Value of all teams in MLB, NHL, NBA, and MLB per Forbes Magazine

According to Forbes, the four largest leagues in America have an aggregate value of over $260 Billion. From 2008 to 2018, Forbes' estimate of the average team value in Major League Soccer rose from $37 Million to $330 Million. Yet, the most established leagues are struggling to maintain their grip on fans with each successive generation. Esports have surged as brands see a place to engage with the next generations of fans. According to esportsmarketer.com, total digital advertising in Esports rose from $143 Million to $226 Million from 2018-2021.

Flag football's participation surge has occurred relatively recently, so our appeal tends to skew much younger than that of the big four leagues does, as Flag has been a part of the lives of so many of our young men and women.

At this point, to our knowledge, we are the only significant professional organization in the world presenting Flag as entertainment.

When we think about competition, we look at the other sports that are attempting to win over the next generation of fans. Esports have grown very successfully so far, but they face significant challenges with their sedentary, addictive and sometimes violent nature.

According to McKinsey's October 2017 report on Millennial and Gen X Fans, only soccer, both MLS and International, has a higher market penetration of Millennials than for Gen Xers vs every other major sport in the US.

Flag represents an opportunity to reach the most attractive demographics of fans with a product that costs much less to produce than the legacy sports.

## Risks and Disclosures

***The development and commercialization of the Company's products and services are highly competitive.*** It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The sports entertainment market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

***The Company's expenses will significantly increase as they seek to execute their current business model.*** Although the Company estimates that it has enough runway until the end of July, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

***The Company projects aggressive growth in 2022.*** If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

***The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets.*** The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

***The financial statements include a "going concern" note.*** As shown in the accompanying financial statements, the Company incurred a net loss of $1,881,740 during the year ended December 31, 2020, and as of that date, the Company's net deficit was $7,986,953. In addition, the Company had a cash flow deficit from operating activities of $709,275. Those factors create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. The Company's management has evaluated these conditions and has proposed a plan to improve their cash flows by starting their regular business operations and raising additional financing. The ability of the Company to continue as a going concern and meet its obligations as they become due may be precluded by their inability to raise capital. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

***The Company has outstanding liabilities.*** The Company was granted a loan from the Small Business Administration ("SBA") in the amount of $92,600 pursuant to the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act was enacted March 27, 2020. The loan was forgiven in full, including accrued interest thereon, on March 21, 2021. The SBA has six years to review the Company's forgiveness calculation. On February 9, 2021, the Company was granted the second PPP loan in the amount of $126,465. The Company expects that it will be fully forgiven according to the current legal regulations.

Beginning in July 2018, the Company entered into credit agreements to issue unsecured convertible notes (the "2018 Notes"). Upon issuance, the 2018 Notes had a stated interest rate of 1.5% per month (18% per annum). In January 2019, the 2018 Notes were amended to increase the interest rate to 2% per month (24% per annum).

Beginning in March 2019, the Company entered into credit agreements to issue unsecured convertible notes (the "2019 Notes"). Upon issuance, the 2019 Notes had a stated interest rate of 2% per month (24% per annum). Interest on the 2018 Notes and the 2019 Notes (collectively referred to herein as the "Convertible Notes") is payable monthly in arrears and is not payable in cash; rather, all interest is payable in the form of warrants exercisable into Preferred Units of the Company. The number of warrants accruing each month is based on the value of the interest owed by the Company divided by the price of the Preferred Units at the end of each month. As of December 31, 2020 and 2019, accrued interest in the amount of $2,049,941 and $1,089,941 related to 7,467,804 and 3,143,484 Preferred Units on an as converted basis, respectively, were not yet issued related to the 2018 Notes. As of December 31, 2020 and 2019, accrued interest in the amount of $330,602 and $138,602 related to 1,425,297 and 560,445 Preferred Units on an as converted basis, respectively, were not yet issued related to the 2019 Notes.

At the option of each lender, the Convertible Notes may be converted into Preferred Units on January 1, 2022 or any date thereafter so long as the aggregate outstanding principal amount of the Convertible Notes exceeds zero. Each lender also may convert the aggregate principal balance of the Convertible Notes to Preferred Units in lieu of receipt of a prepayment of principal from the Company. The conversion rate is 0.72 Preferred Units per dollar of outstanding principal of the Convertible Notes. The Convertible Notes mature on December 31, 2022 with no principal payments due prior to maturity.

As of December 31, 2020 and 2019, the Company had outstanding debt under the 2018 Notes of $3,136,000. As of December 31, 2020 and 2019, the Company had outstanding debt under the 2019 Notes of $1,664,000.

Between November 2019 and November 2020 the Company entered into SAFE agreements (Simple Agreement for Future Equity) totaling $863,000 in exchange for payments ranging from $2,500 to $500,000 from various individuals and a partnership. The SAFE agreements have no maturity date and bear no interest. The agreements provide the investors with right to future equity in the Company under terms of the agreements. The SAFE agreements become convertible into Company's Preferred Units at a 40% discount to the offering price per unit, subject to a valuation cap of $10,000,000 on the fully diluted capitalization of the Company, in the event of a qualified equity financing, which the agreements define as any transaction or series of transactions in which the Company issues units at a fixed pre-money valuation with the purpose of raising capital. Other events that would trigger termination of the agreements include liquidity and dissolution. If there is a liquidity event the investors, at their option, will either receive a cash payment equal to the remaining unpaid purchase amount divided by the liquidity price, or automatically receive from the Company the number of Common Units equal to the purchase amount divided by the fair market value of the Common Unit at the time of the liquidity event. In the event of a dissolution, the Company would pay the investors the purchase amount immediately before or concurrent with the dissolution process.

In April 2021 $863,000 of SAFE investments were converted into Preferred Units.

In August 2021, the Company entered a Bridge Loan totaling $825,000. The loan's maturity date is December 31, 2024 and has a stated interest rate of 3% annually. The loan is convertible at the price of the Series A-2 shares beginning January 1, 2022. The loan holds a premium, the amount due at or before Maturity, or the amount that can be converted, is 110% of principal for Tranche 1 ($300,000) and 120% of Tranche 2 ($525,000), plus interest. Tranche I is to be prepaid back first; then Tranche II.

**The Company has conducted Related Party Transactions.** As of December 31, 2020 and 2019, $1,700,000 of the Convertible Notes were held by related parties of the Company.

**The Company does not have formal advisor agreements in place with all listed advisors.** Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous dutys and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

## General Risks and Disclosures

**Start-up investing is risky.** Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

**Your shares are not easily transferable.** You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

**The Company may not pay dividends for the foreseeable future.** Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

**Valuation and capitalization.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

**You may only receive limited disclosure.** While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events \u2014 through continuing disclosure that you can use to evaluate the status of your investment.

**Investment in personnel.** An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

**Possibility of fraud.** In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

**Lack of professional guidance.** Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



### American Flag Football League's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download American Flag Football League's Form C

## Data Room

| NAME | LAST MODIFIED | TYPE |
|---|---|---|
| ⌄ ☐ Financials (2 files) | Apr 12, 2021 | Folder |
| ⌄ ☐ Fundraising Round (1 file) | Apr 12, 2021 | Folder |
| ⌄ ☐ Miscellaneous (4 files) | Apr 12, 2021 | Folder |

## American Flag Football League Deal Updates

**July 21**

American Flag Football League Facebook Live | Tuesday, July 20th at 7pm ET

Watch here: https://www.facebook.com/FlagFootball

💬 0   ❤

**July 9**

Fantasy Sports Co. & American Flag Football League Investor Webinar | Thursday, ...

Watch here: https://us02web.zoom.us/webinar/register/WN_DE4YnX7PQbKQBQ0Rsb0fgA

💬 0   ❤

## Join the Conversation

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

| Say something here... | POST |
|---|---|

**Jeff L.** · **Team Member** · 11 days · Hide Comment

Thanks for your question Lucas, and sorry we didn't answer it earlier.  Preferred holders will only have the advantage of priority in the event of sale or liquidation of the company to get their capital back before common holders receive distributions.   Other than that, they are on the same footing.

We have just completed the conversion from LLC to C Corp.

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**Lucas S.** · a month · Hide Comment

Hi, are you all planning on remaining an LLC for tax purposes, and do you anticipate becoming profitable within the near future? Also, will the preferred holders receive the same economic benefit as common holders, i.e. will there be any limited upside potential for preferred unit holders given their ranking in the capital structure?

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## Frequently Asked Questions

### About Side by Side Offerings

**What is Side by Side?**
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

**What is a Form C?**
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

**What is Rule 506(c) under Regulation D?**
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

**What is Reg CF?**
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

### Making an Investment in American Flag Football League

**How does investing work?**
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by American Flag Football League. Once American Flag Football League accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to American Flag Football League in exchange for your securities. At that point, you will be a proud owner in American Flag Football League.

**What will I need to complete my investment?**

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

**How much can I invest?**

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, American Flag Football League has set a minimum investment amount of US $1,000.

Accredited investors do not have any investment limits.

## After My Investment

**What is my ongoing relationship with the Issuer?**

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a) (6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How can I sell my securities in the future?**

Currently there is no market or liquidity for these securities. Right now American Flag Football League does not plan to list these securities on a national exchange or another secondary market. At some point American Flag Football League may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when American Flag Football League either lists their securities on an exchange, is acquired, or goes bankrupt.

**How do I keep track of this investment?**

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

## Other General Questions

**What is this page about?**

This is American Flag Football League's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the American Flag Football League's Form C. The Form C includes important details about American Flag Football League's fundraise that you should review before investing.

**How can I (or the company) cancel my investment under Regulation CF?**

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

**What if I change my mind about investing?**

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

**EXHIBIT D**
*Investor Deck*



THE PREEMINENT PROFESSIONAL
FLAG FOOTBALL LEAGUE IN THE WORLD

INVESTOR PRESENTATION



## DISCLAIMER:

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events-based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

OPPORTUNITY

# FLAG FOOTBALL IS DRIVING RECORD VIEWERSHIP AND ENGAGEMENT.





@ProFlagAFFL
4th & Goal
OWENS 26 8:21
VICK 26 3RD
#football4all
The American Flag Football League - Full Launch Game
2,863,261 views • Jul 16, 2017
9.6K
931
SHARE
SAVE
All
Flag Football
Touchdowns
American Flag Football League - 2018 America's Championship...

## 2.8+ MILLION

**VIEWS OF AFFL LAUNCH GAME**

on YouTube, and still growing



## 1.2+ MILLION

**VIEWS OF NFL FILMS DOCUMENTARY**

on the 1st AFFL Championship



## ONE OF THE LARGEST EVER

**SPORTS LIVESTREAMS ON FACEBOOK**

other than MLB:



AFFL | 1.65M
MLR
WNBA
CFL
PBR
AVP

OPPORTUNITY

# AND IT'S GRABBING THE ATTENTION OF SOME INFLUENTIAL FANS...



10:13
FLAGFOOTBALL
Posts
Follow
nfl
13 9:50
7 1ST
787,624 views · Liked by jerrodjohnson1 and new_era8
nfl Jerrod Johnson to Jeremy Ross... TWICE for Team Ocho!
: @flagfootball LIVE on @nflnetwork! #AFFL
flagfootball

## TOM BRADY

thecheckdown @flagfootball airs on NFL Network June 30th. 🔥
tombrady 😲🍕🍦👍

## LEBRON JAMES

1,189,065 views · Liked by kingjames and k2p21
bleacherreport Mike Vick can still sling it 👀 (@proflagaffl)

## LAMAR JACKSON

787,624 views · Liked by jerrodjohnson1 and new_era8
nfl Jerrod Johnson to Jeremy Ross... TWICE for Team Ocho!
: @flagfootball LIVE on @nflnetwork! #AFFL

## BAKER MAYFIELD

1,499,347 views · Liked by bakermayfield and bestfootballworkouts
nfl Have you ever seen The Dip?! 😳
@flagfootball comes to @nflnetwork on June 30 (7pm ET)!

"IMAGINE A SPORT AS SIMPLE AS SOCCER, BUT ALREADY BELOVED BY AMERICANS. ONE WITH THE STAR POWER OF THE NBA, BUT DRAWING FROM A LARGER POOL OF STAR-CALIBER PLAYERS. A GAME AS KID-FRIENDLY AS BASEBALL, BUT FASTER AND MORE DYNAMIC.

THIS ISN'T A DREAM SPORT.
THIS IS FLAG FOOTBALL.

— BLEACHER REPORT

AS SEEN IN: ESPN, BARSTOOL SPORTS, WIRED, NFL FILMS, THE WALL STREET JOURNAL

# MORE IMPORTANTLY, ITS NUMBER OF PLAYERS HAS CONTINUED TO GROW FAST & ORGANICALLY.

Flag Football continues to grow at an accelerated pace, particularly with men and boys as Gen Z and Millennials seek team sports that better meet their entertainment and athletic needs.



## # OF PLAYERS IN THE U.S.

5.9M

5.5M

TACKLE

FLAG

2014
2015
2016
2017
2018
2019

5.1M

6.8M

Source: SFIA Topline Report February 2020, Wikipedia, Forbes



## ORGANIC GROWTH OF
# 1.3M+
### NEW PLAYERS IN 5 YEARS



> **"OF ALL SPORTS PLAYED IN THE US, AMERICAN FOOTBALL IS THE SPORT ASSOCIATED WITH THE GREATEST NUMBER OF TRAUMATIC BRAIN INJURIES."**

**The Epidemiology of Sport-Related Concussion**
US Library of Medicine – NIH, 2012

OPPORTUNITY

# GROWTH OF FLAG IS ALSO ACCELERATING DUE TO SAFETY CONCERNS OF TRADITIONAL FOOTBALL.

Evidence and public alarm continue to build around the relationship between tackle football and chronic traumatic encephalopathy (CTE).

47% of **concussions in high school athletes** happen from tackle football

AT LEAST 1+ **player sustains a mild concussion** in nearly every tackle football game

10 OUT OF 11 **deceased NFL Players** showed CTE in their brains when examined in a study

Sources: https://www.pbs.org/wgbh/frontline/film/league-of-denial
https://www.washingtonpost.com/sports/2021/03/15/cte-consensus-symptoms
https://www.ncbi.nlm.nih.gov/pmc/articles/PMC2987636
https://prevacus.com/concussions-101/statistics

## AND THINGS MAY SOON CHANGE DRAMATICALLY...

A paper published in March 2021 details the new ability to detect CTE in *living* players—this is likely to have a chilling effect on tackle.



The Washington Post

NFL

Doctors provide consensus symptoms of CTE among living, a major step for researchers

By Adam Kilgore

March 15, 2021 at 4:00 p.m. EDT

More than two dozen doctors published the first consensus criteria to diagnose the symptoms of chronic traumatic encephalopathy among living people for research purposes, providing a framework for improved further study of the

OPPORTUNITY

# BUT TODAY, TWO MAJOR SHIFTS ARE ABOUT TO ACCELERATE GROWTH EVEN MORE.

## 1 THE GROWTH OF WOMEN IN FLAG



Women's Flag is a central part of our mission, and it's finally gaining the attention it deserves as a path to women's scholarships and inclusion.





CBS

**1ST NATIONALLY TELEVISED**

Women's Football Game, coming Summer 2021

NATIONAL ASSOCIATION OF INTERCOLLEGIATE ATHLETICS NAIA

> "THE NAIA IS PROUD TO PARTNER WITH THE NFL TO BRING COLLEGIATE WOMEN'S FLAG FOOTBALL TO OUR MEMBER INSTITUTIONS.

## 2 INSTITUTIONAL & MAINSTREAM SUPPORT



Flag Football is catching the eyes of major brands and institutions, and will soon be a major part of the global sports landscape.





Flag Football will likely be selected to compete in **2028** INTERNATIONAL OLYMPICS

NFL & Nike have committed **$5M** TO BRING FLAG TO ALL HIGH SCHOOLS ACROSS AMERICA

## OPPORTUNITY

# DESPITE BEING THE FASTEST GROWING TEAM SPORT, FLAG STILL HAD NO NATIONALLY RECOGNIZED LEAGUE

Flag Football has more daily players than hockey, lacrosse, and rugby *combined*. Meanwhile, most major American sports are seeing declines in viewership and engagement yet still command outsized league revenue.

TACKLE FOOTBALL
SOCCER
ICE HOCKEY
BASKETBALL
BASEBALL
FLAG FOOTBALL
5-YR AVERAGE ANNUAL GROWTH
WITH TOTAL U.S. PARTICIPANTS
-3.0% 5.1M
-1.0% 11.4M
-0.4% 2.3M
1.6% 24.9M
3.8% 15.8M
4.3% 6.8M
"The single biggest predictor of avidity in sports is whether you played as a kid." —Rob Manfred, MLB Commissioner
LEAGUE VALUE
PER FORBES
$122B
$8B
$21B
$66B
$54B
?





Source: SFIA Topline Report February 2020, Wikipedia, Forbes



INTRODUCING:

The first league of its kind, the AFFL is leveraging the tremendous engagement and momentum of the sport with our existing media traction and a pro league licensing model.

AMERICAN FLAG FOOTBALL LEAGUE

**Our Mission:** To build a worldwide community of fans and players, all united by their shared values through Flag Football. We believe that no other league brings men and women, kids and adults, pros and amateurs together under one international banner.

## A GRASSROOTS TOURNAMENT

An open event where anyone can form a team and take their shot

*LAUNCHED 2018*



## A YOUTH LEAGUE

Divisions for players ages 6-17 all around the world playing AFFL Style

*LAUNCHING 2021*



## A PRO LEAGUE

City-based teams all over the US

*LAUNCHING 2022*





# EACH COMPONENT FITS INTO OUR GROWING SIZE AND FANDOM.

## AFFL TIMELINE:



**2016** — Founded

**2017** — Launch Game with Michael Vick & Ochocinco
*You Tube*
2.8M VIEWS

**2018** — First Season, NFL Network Coverage of 128 Team National Tournament

**2019** — Second National Tournament *f*

**2020** — No Live Sporting Events (COVID)

**2021** — CBS coverage + Women's Tournament + Youth League Launch
©CBS

**2022** — Introduction of Pro Teams based in cities

BUSINESS MODEL

# OUR BUSINESS MODEL IS COMPRISED OF MULTIPLE SOURCES OF GROWTH & REVENUE.

Through its diversified business model, Flag Football is quickly leaving its mark in the $132 Billion spectator sports market in the U.S.



## PROJECTED REVENUE:

in $ Millions



$1.38
$1.91
$0.94
2022
$2.45
$3.28
$1.55
2023
$4.12
$4.79
$2.77
2024
$8.27
$8.28
$6.78
2025
$14.06
$12.01
$11.73
2026

**SPONSORSHIPS + LICENSING**
Corporate Partnerships • Merchandise • Youth League

**MEDIA**
Live Games • Storytelling Content • Social Media

**LIVE EVENTS**
Participation • Attendance • On-Site Revenue

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

BUSINESS MODEL

# THE AFFL EXPECTS EACH GAME TO BE PROFITABLE BY 2024.

| PER GAME UNIT ECONOMICS | 2022 | 2023 | 2024 | 2025 | 2026 |
|---|---|---|---|---|---|
| Live Games | | | | | |
| Attendance Revenue/Game | $ 23,823 | $ 30,044 | $ 49,794 | $ 93,698 | $ 147,401 |
| Operations and Facility/Game | $ 26,500 | $ 27,825 | $ 29,216 | $ 30,677 | $ 32,210 |
| Prize and Salary/Game | $ 44,889 | $ 54,672 | $ 60,149 | $ 70,443 | $ 76,142 |
| Total | $ 71,389 | $ 82,497 | $ 89,365 | $ 101,120 | $ 108,353 |
| Net Profit (Loss) of Live Game | $ (47,566) | $ (52,452) | $ (39,571) | $ (7,421) | $ 39,048 |
| Media | | | | | |
| Media Revenue/Game | $ 56,173 | $ 71,341 | $ 92,109 | $ 118,352 | $ 153,931 |
| Production Cost/Game | $ 38,382 | $ 39,032 | $ 40,548 | $ 41,674 | $ 43,477 |
| Net Profit (Loss) of Media | $ 17,790 | $ 32,308 | $ 51,561 | $ 76,678 | $ 110,453 |
| Per Game Net | $ (29,775) | $ (20,144) | $ 11,989 | $ 69,256 | $ 149,501 |

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

LIVE EVENTS EXAMPLE • PRO LEAGUE

# THE LAUNCH OF PRO TEAMS WILL PROVIDE EVEN MORE CREDIBILITY, SPORTSMANSHIP AND VIEWERSHIP.

We envision a near future in which every major American city owns, roots for—and gladly spends on—its own Pro Flag Football team.

## PRO LEAGUE WILL HELP:


FLAG

MASSIVELY IMPROVE QUALITY OF PLAY



GREATLY ENHANCE ABILITY TO SELL TICKETS


FLAG

PROVIDE LIQUIDITY UPON TEAM SALES

LICENSING EXAMPLE • YOUTH LEAGUE

# THE FLAG YOUTH LEAGUE IS AN EXCITING NEW LICENSING OPPORTUNITY.

As part of its commitment to safety and inclusion, the AFFL is partnering with flag operators across America to provide opportunities for young athletes everywhere to join a sport they can love and grow with.

APPROXIMATELY

**10,000**

YOUNG PLAYERS ENROLLED



AMERICAN FLAG YOUTH

AMERICAN
FLAG
FOOTBALL LEAGUE

## HOW IT WORKS:

- Each Partner can run and grow their league, while benefitting as the game grows. Every year Partners will get points for the size of their player community
- A portion of proceeds of any sale of AFFL Youth will be shared with League Partners







AMERICAN
FLAG
FOOTBALL
LEAGUE

SPONSORSHIP EXAMPLE • PARTNERSHIPS

# THE AFFL IS PROUD TO PARTNER WITH SOME OF THE BIGGEST BRANDS IN THE WORLD.

## SPONSORSHIPS

AccuWeather



BLUE-EMU®

## AWARENESS

facebook

SPORTS NETWORK

USA FOOTBALL

twitch





Playmaker

# THE AFFL TEAM:



### JEFF LEWIS
#### FOUNDER & CEO

30+ years of Wall Street hedge fund and portfolio management experience. Avid Football fan and Flag Football coach.



### KATE CARNEY
#### GENERAL COUNSEL

Business consultant, lawyer and strategic advisor. 16+ years of corporate and hedge fund experience, including as General Counsel of a $6bn hedge fund.



### MICHELLE ROQUE
#### HEAD OF MARKETING & SOCIAL

Played flag football her entire life. U.S. National Team Gold Medal winner. Her viral content has garnered millions of video views.



### BARRY PINCUS
#### CFO

35+ years of intersecting in content & technology, working with brands such as NY Yankees, Martha Stewart Living, Omnimedia & Maxim magazine.

TEAM

# WE ARE ADVISED BY SOME OF THE WORLD'S MOST SUCCESSFUL FOOTBALL PLAYERS AND BUSINESS MINDS.



**JON MELTZER**
BOARD OF DIRECTORS
Fmr. Goldman Sachs Partner



**ANDREW SIEGEL**
BOARD OF DIRECTORS
Condé Nast Advisor, Digital Initiatives



**RALPH GREENE**
BOARD OF DIRECTORS
Fmr. Nike Head of Football



**DOM CURCIO**
BOARD OF DIRECTORS
Fmr President of Guggenheim Partners



**MICHAEL GRIFFIN**
PLAYER ADVISOR
Tennessee Titans



**ISAIAH KACYVENSKI**
PLAYER ADVISOR
Seattle Seahawks



**DANNY WUERFFEL**
PLAYER ADVISOR
U of Florida, Heisman Trophy Winner

INVESTMENT

# THE GAME IS ONLY BEGINNING.

## WE ARE
# CROWDFUNDING

## OUR NEXT INVESTMENT ROUND

**USE OF FUNDS:**
Operations in 2021 and 2022 Seasons



**EXHIBIT E**
*Video Transcript*

**Exhibit E**
**Video Transcripts**

**AFFL 2021 Sizzle**
https://player.vimeo.com/video/566628659

It's America's fastest growing team sport. Driven by leagues for men, women and youth. It's all skill all the time. It's the American Flag Football League. With astonishing, did you see that?!, jaw-dropping highlight reel skill on every play. And at speed with a gear you didn't even know you had. Exquisite timing of a leap, an elusive shake and shimmy, and some move they haven't even named yet. It's where the world's most complete athletes compete with skill, intelligence, and passion. And a dose of smack talk. Where there are more highlights packed into a single game, than an entire week on SportsCenter. If you don't believe flag is capturing the imaginations of sports fans everywhere, you haven't even been paying attention. Each game is 60 minutes of fast paced wow. Where NFL pro ball players like Vick, Owens, and Ochocinco were taught a lesson. But it doesn't just deliver breathtaking action, it delivers 73% of viewers in that 18-34 sweet spot and over 6 million total live views. With celebrity followers on social media and broad network coverage, now is the time to pledge your allegiance to the flag.